

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mark D. Klein
Chairman, President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: 57th Street General Acquisition Corp.**
> **Schedule TO-I**
> **Filed February 22, 2011**
> **File No. 005-85485**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Item 10. Financial Statements

(a) Financial Information

1. We note your response of "not applicable" with respect to the financial statements required by Item 1010(a) of Regulation M-A. We also note that, on pages 32 and 141 of the Offer to Purchase, you specifically incorporate the audited financial statements for your fiscal year ended December 31, 2010 by reference to your Form 10-K for such fiscal year. Please see comment 79 regarding inclusion of such financial statements in the Offer to Purchase. Please revise your response to this Item 10 to provide the disclosure required by Instruction 3 to Item 10 of Schedule TO to clearly indicate that you are incorporating such financial statement into the Schedule TO by reference to the disclosure contained in the Offer to Purchase.

(b) Pro Forma Information

2. We note your response of "not applicable" with respect to the pro forma financial information required by Item 1010(b) of Regulation M-A. It appears, however, that you have provided such information in the Offer to Purchase. Please revise to cross reference to the specific sections in the Offer to Purchase that contain the disclosure required by Item 1010(b) of Regulation M-A.

Item 11. Additional Information

3. We note your response of "not applicable" with respect to the additional material information required by Item 1011(b) of Regulation M-A. We also note that you have included information regarding you and Crumbs in the Offer to Purchase that is material to the tender offer, but that such information is not specifically set forth in any item of Schedule TO. Please revise the disclosure in this Item 11 to cross reference to the specific sections of the Offer to Purchase that contain such additional material information regarding you and Crumbs.

Exhibit 99.A.1.A – Offer to Purchase

General

4. We note that the Offer is for up to 4,801,544 Common Shares and for all 9,156,300 Warrants. We note that each of the Common Shares and the Warrants appears to be a separate class of equity security registered under Exchange Act Section 12(g). Please revise throughout to clarify that you are conducting two separate tender offers. In addition, we note that you are conducting a partial offer for Common Shares but there will be no proration. Please revise or advise us as to how you are complying with Exchange Act Rule 13e-4(f)(3), which requires proration.

5. We note that the Offer is for up to 4,801,544 Common Shares and 9,156,300 Warrants. We also note that a condition to the Offer is that the aggregate consideration payable to tendering stockholders and warrant holders not exceed $9,156,300. We also note that the Sponsor and the underwriters intend to tender their Warrants, which will result in a payment of $3,700,000. Accordingly, only $5,456,300 will be available to your public holders that may wish to tender their Common Shares and Warrants. Assuming the aforementioned facts, at the purchase price of $9.98 per share, you will not be able to accept more than 546,723 Common Shares in the Offer without violating the Cash Condition. Based on the aforementioned facts, it appears that you will not be able to satisfy the Cash Condition and also purchase the total number of Common Shares and Warrants currently being offered. Please revise to state the total number of Common Shares and Warrants that you are offering to purchase or revise the Cash Condition to reconcile this discrepancy. See Exchange Act Section 14(e).

6. We note that you are offering to purchase only 4,801,544 Common Shares. Please revise to address whether a partial offer that is also subject to the Cash Condition is consistent with the previous disclosure in your initial public offering prospectus that you will provide all stockholders with the opportunity to redeem their shares.

7. We note that the Cash Condition requires that the aggregate consideration does not exceed $9,156,300. Please revise the Cash Condition to specify the maximum number of Common Shares and the maximum number of Warrants that will satisfy this condition.

8. We note that the Offer is conditioned upon the aggregate consideration not exceeding $9,156,300, which is the total purchase price for the Warrants. You state that you will terminate or extend the offer if the Cash Condition is not satisfied. Please revise the filing throughout as follows:

    - Describe whether the Cash Condition complies with your charter and the terms of your initial public offering prospectus. Specifically, please address how the Offer, subject to the Cash Condition, allows 88% of the shares issued in your initial public offering to be redeemed through a tender offer, as required by Sections B and E of Article Six of your charter.

    - Describe the Cash Condition in sufficient detail so that investors understand the purpose of this condition. We note your risk factor on page 25 disclosing that Crumbs may terminate the Business Combination Agreement if there is a material adjustment to the cash portion of the pro forma working capital figure in the offer which is attributable to you. We also note your disclosure in footnote (14) on page 128 that there must be a minimum of $16,000,000 in cash and cash equivalents per the Business Combination Agreement following the transaction. Please explain why these agreements were negotiated and where they are reflected in the Business Combination Agreement. Please also disclose this risk in the "Summary Term Sheet and Questions and Answers" section.

    - Explain how the Cash Condition limits your ability to accept all 4,801,544 Common Shares and 9,156,300 Warrants sought in the tender offer. Please include in such explanation that the Sponsor and the underwriters intend to tender all 3,700,000 of the Warrants that they hold, which will require a payment of $3,700,000 against the Cash Condition.

    - Explain why your presentation of "Pro Forma Adjustment for Maximum Allowable Tender of Common Stock and Repurchase of Non-Insider Warrants" beginning on page 125 has been prepared using the assumption that none of your public holders tender their Common Shares.

9. We note your risk factors on pages 26 and 27 and your disclosure on page 43 that members of your board of directors and management will receive substantial benefits as a result of the merger and may have potential conflicts of interest in structuring and negotiating the transaction. Throughout the Offer to Purchase where you include your board's recommendation, please disclose with equal prominence that board members will directly benefit from the transactions and provide a cross-reference to "The Transaction—Certain Benefits of 57th Street's Directors and Officers in the Transaction."

10. Please include a separate section in the Offer to Purchase to explain any material differences in the rights of security holders as a result of the transaction. See Item 1004(a)(1)(x) of Regulation M-A.

Summary Term Sheet and Questions and Answers, page 1

General, page 1

11. Please add a separate question and answer in this section to briefly discuss, and include specific cross-references to the later discussion of, all the material agreements related to the Merger, including the employment, lockup, exchange and support, third amended & restated LLC, tax receivables, and registration rights agreements. Also disclose that you expect that initial payments under the tax receivable agreement could total up to $5,575,000.

12. Please add a separate question and answer in this section to address how you will fund the payment for the entire Merger Consideration and related merger expenses. Specifically, please quantify the amounts in the Trust Account that will be used to fund the Merger, pay expenses related to the transaction and deferred underwriting fees, and pay the maximum amount if stockholders exercise their redemption rights or if no stockholder exercises its redemption rights. Also disclose what happens to any funds in the Trust Account remaining after such uses. It appears from the unaudited pro forma consolidated balance sheet on page 126 that you contemplate that only the Warrants will be repurchased. Please describe this assumption. In addition, Section 7.1(k) of the Business Combination Agreement provides that Crumbs may terminate the Business Combination Agreement if there is a material adjustment to the cash portion of the pro forma working capital figure in the offer documents. Please describe this provision and explain whether it relates to the amount held in the Trust Account. Make similar revisions under "The Offer—Source and Amount of Funds."

What is the Structure of the Merger and the Merger Consideration, page 2

13. We note the disclosure that shares of Series A Voting Preferred Stock will be proportionately redeemed upon exchange of shares of New Crumbs Class B Exchangeable Units. Please disclose the specific amount of Series A Voting Preferred Stock that will be redeemed for each New Crumbs Class B Exchangeable Unit exchanged.

14. Please briefly describe the adjustment to consideration based upon the actual adjusted net working capital of Crumbs. Also clarify, if correct, that any such adjustment will result in a change of the Cash Consideration and not of the Equity Consideration.

15. Please briefly describe the targets related to the Contingency Consideration.

16. Please disclose the percentage of economic and voting rights of the existing Crumbs owners, your public investors and your affiliates in the organizational structure diagram on page 4.

What are the most significant conditions to the Offer?, page 5

17. Please describe the Merger Condition in greater detail. Disclose whether this condition is in the Business Combination Agreement and the circumstances under which the Merger would not be capable of being consummated contemporaneously with the Offer. For example, disclose whether there are material conditions in the Business Combination Agreement, such as the tenant leases condition, that would affect the Merger Condition.

18. Please discuss the circumstances under which the Cash Condition would be waived.

When and how will 57th Street pay for the Securities I tender that are accepted for purchase?, page 8

19. You must pay the Stock Purchase Price or Warrant Purchase Price promptly after the Expiration Date. Such prompt payment cannot be dependent on your acceptance of the Securities. Please revise. See Exchange Act Rule 14e-1(c).

Common Stock, page 8

What will be the purchase price for the Common Shares and what will be the form of payment?, page 9

20. You must hold the Offer open for at least 10 business days, instead of 10 days, following an adjustment to the Stock Purchase Price. Please revise. See Exchange Act Rule 14e-1(b).

How will the Offer affect the number of Common Shares outstanding and the number of holders of the Company?, page 9

21. Please clarify that you will have 1,261,012 Common Shares outstanding if the Offer is fully subscribed only if you waive the Cash Condition.

22. Please quantify the dilutive effective of the transaction to the public investors, assuming that no Common Shares are tendered and that the Contingency Consideration is issued.

Will 57th Street's Sponsor tender Warrants in the Offer?, page 10

23. Please revise the heading of this question, and the corresponding answer, to disclose that the underwriters will tender their 200,000 Warrants pursuant to the Offer.

Introduction, page 11

24. The information in this section repeats the information on the cover of the Offer to Purchase and in the prior portions of the "Summary Term Sheet and Questions and Answers" section. Please remove the repetitive disclosure.

Forward-Looking Statements, page 13

25. We note that elsewhere in the Offer to Purchase you have described the Maximum Tender Condition as no more than 4,801,544 Common Shares being validly tendered and not properly withdrawn. Please revise the first bullet point to match such description.

Risk Factors, page 14

57th Street's working capital will be reduced . . ., page 25

26. Please describe in greater detail the circumstances under which Crumbs may terminate the Business Combination Agreement if there is a material adjustment to the cash portion of the pro forma working capital figure in the Offer to Purchase. We note your disclosure in footnote (14) on page 128 that there must be a minimum of $16,000,000 in cash and cash equivalents per the Business Combination Agreement following the Transaction.

Information about the Companies, page 31

Information about Crumbs, page 31

27. Please disclose the basis for the statement that Crumbs has gained increasing brand recognition.

Selected Unaudited Condensed Consolidated Pro Forma Financial Information, page 34

Comparative Share Information, page 35

28. Please show us what amounts you used to calculate book value per share for 57th Street as well as for the Consolidated Pro Forma assuming the minimum and maximum tender at December 31, 2010. Further, please explain the discrepancy between the historical earnings per share amounts reflected here of $(0.07) for 57th Street and the historical earnings per share amounts reflected in your Unaudited Pro Forma Consolidated Statement of Income on page 125 of $(0.10).

<u>The Transaction, page 37</u>

<u>General Description of the Transaction, page 37</u>

<u>Recapitalization and Merger Consideration, page 37</u>

29. Please clarify that the New Crumbs Class B Exchangeable Units will be exchangeable on a one for one basis for the Common Shares.

<u>Background of the Transaction, page 39</u>

30. Please disclose the approximate date on which you decided to proceed exclusively with the transaction with Crumbs and eliminated, as acquisition targets, the other two potential partners for which you had engaged in due diligence.

31. We note that the format for preparation of more detailed projections for Crumbs was reviewed on November 29, 2010. If the projections were exchanged among and relied upon by the parties, please summarize the projections and the underlying assumptions in the Offer to Purchase.

<u>57th Street's Board of Directors' Reasons for the Approval of the Transaction, page 41</u>

32. Please describe why your board of directors specifically favored Crumbs as an acquisition target over the other two potential partners for which you had engaged in due diligence.

33. Please discuss, here or in "Business of Crumbs," the basis for Crumbs's belief that it is the creator of the gourmet cupcake and the largest U.S. based retailer of cupcakes.

34. Please disclose, here or by cross-reference to another section, all the factors, which were identified by your board of directors, that can impact Crumbs's revenues and results of operations and for which Crumbs has limited to no control over.

35. Please discuss the specific aspects of Crumbs's business that are cyclical in nature. We note that you have disclosed elsewhere in the Offer to Purchase that Crumbs's business is generally not seasonal.

<u>The Business Combination Agreement, page 45</u>

36. Please revise the second paragraph, last sentence to remove any potential implication that the referenced Business Combination Agreement does not constitute public disclosure under the federal securities laws. For example, delete the sentence and consider including the following disclosure:

> The Business Combination Agreement included as Annex A should be read in conjunction with the disclosures in the parties' filings with the SEC.

37. Please confirm to us that, notwithstanding the cautionary statement regarding representations, warranties and covenants in the Business Combination Agreement, you understand that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Offer to Purchase not misleading.

Structure of Transaction, page 45

38. We note that elsewhere in the Offer to Purchase you have described the Maximum Tender Condition as no more than 4,801,544 Common Shares, instead of 88% of the Common Shares issued in your IPO, being validly tendered and not properly withdrawn. Please revise the fourth bullet point to match such description.

The Offer, page 66

Number of Common Shares; Purchase Price; No Proration, page 66

No Proration, page 67

39. We note that you reference Annex A to the Business Combination Agreement in the second paragraph. Please either include Annex A of the Business Combination Agreement as part of Annex A to the Offer to Purchase or cross-reference to a section of the Offer to Purchase where Annex A of the Business Combination Agreement is set forth in full. Please revise throughout the Offer to Purchase.

Procedures for Tendering Shares and Warrants, page 69

Determination of Validity; Rejection of Securities; Waiver of Defects; No Obligation to Give Notice of Defects, page 72

40. Refer to the second-to-last sentence in this section. Please explain to us the purpose of the language that your interpretation of the conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions of the Offer, page 75

41. Please clarify how the conditions listed in the third paragraph are different from the Merger Condition.

42. We note your statement in the penultimate paragraph that you may be required to extend the Expiration Date if you waive one of the conditions. Please disclose whether a waiver of the Cash Condition will constitute a material change for which you will maintain the Offer open for at least five business days following notice of such change.

Sources and Amount of Funds, page 76

43. We note that it appears that you will require approximately $57,075,709 to purchase the total number of Common Shares and Warrants, which exceeds the amount held in the Trust Account. Please revise to disclose the specific sources of funds to cover the shortfall amount. See Item 1007 of Regulation M-A.

Extension of the Offer; Termination; Amendment, page 82

44. We note your statement in the second paragraph, second sentence that "in no event will the Offer will remain open for fewer than five business days following…a change in the terms of, or information concerning, the Offer." Please revise to state that the Offer will remain open for at least five business days following the date that a notice concerning a change in the terms of the Offer is first published, sent or given to security holders. See footnote 70 to Release No. 34-23421 (July 11, 1986).

45. We note your statement in the second paragraph, third sentence that "any change to increase the price to be paid for Common Shares" would result in a notice to stockholders announcing such change and the Offer being open for at least ten business days from the date of such notice. Please revise to disclose that such notice will be also sent, and the Offer will be open for at least ten business days from the date of such notice, if there is any change to decrease the price to be paid for Common Shares or if there is any change to increase or decrease the price to be paid for Warrants. See Exchange Act Rule 14e-1(b).

Description of Securities, page 84

46. In addition to descriptions of your Common Shares, Series A Voting Preferred Stock and Warrants, please also describe the Class A Voting Units and the New Crumbs Class B Exchangeable Units.

47. We note that you discuss your adoption of Section 203 of the DGCL and the effect of such adoption on corporate takeovers. Please also discuss the provisions of your charter and bylaws that have the effect of delaying, deferring or preventing a change in control of you. We note that you are authorized to issue blank check preferred stock and have a classified board structure. See Item 202(a)(5) of Regulation S-K.

Preferred Stock, page 85

Series A Voting Preferred Stock, page 85

48. Please disclose the Series A Voting Preferred Stock's redemption rights, including any restriction on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments. Please also disclose any other rights set forth in Item 202(a) of Regulation S-K that are associated with the Series A Voting Preferred Stock or supplementally confirm to us that such other rights are not applicable. We note the disclosure in the first paragraph, fifth sentence that holders of the Series A Voting Preferred Stock is not entitled to receive dividends. However, in the second sub-bullet point of the second bullet point, you state that the Series A Voting Preferred Stock is entitled to dividends in connection with any dividend declared on your common stock. Please advise.

Business of Crumbs, page 104

Overview of Crumbs' Menu, page 104

49. We note your statement in the second paragraph, fourth sentence that beverages reflect an opportunity in the future because they comprised only 9% of Crumbs's sales mix as of December 31, 2010. Please clarify whether Crumbs intends to shift focus away from its cupcake and/or other baked goods and towards beverages, such that cupcakes and/or other baked goods will constitute a lesser percentage of sales mix and beverages will constitute a greater percentage of sales mix.

Unit Economics, page 107

50. Please disclose the basis for the statement that Crumbs believes its average purchase transaction is higher than that of its competitors.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Crumbs, page 112

Results of Operations, page 113

Revenues, page 114

51. Please disclose whether the increase in same store sales was attributable to an increase in volume or an increase in price. See Item 303(a)(3)(iii) of Regulation S-K.

Cost of Sales, page 114

52. We note the disclosure on page 107 that Crumbs plans to phase out its wholesale operations by 2012. Please clearly disclose such intentions as part of the tables for fiscal 2010 and fiscal 2009 presented in this subsection.

Liquidity and Capital Resources, page 115

53. Please discuss the effect that the Merger will have on the existing tax benefit agreements and whether tax distributions will continue after the Merger.

Cash Flows for the Years Ended December 31, 2010 and 2009, page 116

54. Please disclose the primary factors causing net cash provided by operating activities to increase from $2.0 million in fiscal 2009 to $3.4 million in fiscal 2010. See Instruction 4 to Item 303(a) of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 123

55. Please provide us a detailed analysis supporting your treatment of the Merger as a recapitalization of Crumbs citing the specific accounting literature relied upon. In this regard, to the extent you believe Crumbs owners' have voting and operating control of the combined entity, please address the shareholders rights to approve and disapprove transactions, terminate board members, elect board members, and amend your charter and whether a super majority or majority vote is required.

56. Please tell us what consideration was given to treating the Merger as a business acquisition by 57th Street addressing the factors in FASB ASC 805-10-55-11 through 55-15.

57. Please expand your disclosure to include a description of your minimum and maximum conversion assumptions.

58. Assuming you determined the minimum conversion and maximum scenarios depicted in your pro formas to be the most likely outcome, please provide a robust analysis of how you determined these scenarios were the most likely at the closing of the transaction.

59. You disclose that you are offering to purchase up to 4,801,544 Common Shares and up to 9,156,300 Warrants; however the two pro forma scenarios presented assume that you will not purchase any Common Shares. Please explain to us why you do not believe it is likely that any Common Shares will be tendered and your basis for not including an additional pro forma presentation giving effect to the tender of Common Shares. See Rule 11-02(b)(8) of Regulation S-X.

60. We note there is uncertainty surrounding the Offer, specifically regarding the number of Common Shares and Warrants that will be tendered. There is also uncertainly regarding the number of Warrants that may be exercised after the Merger. Changes in the outcome could significantly increase or decrease the voting interests of either party to the Merger. Please explain the extent you considered reaching an outcome different from the scenarios presented at the closing of the transaction and tell us whether your accounting would change as a result. If so, full pro forma presentations reflecting each accounting method should be presented.

61. We note your disclosure on page 124 that the Members would have a 25.21% interest assuming no Contingency Consideration is issued, no Common Shares are tendered in the Offer, no Warrants are exercised and no securities are issued pursuant to the Incentive Plan. In this regard, your table on page 136 shows that the Crumb Members would have a 25.21% interest assuming the exercise of outstanding Warrants by your public holders and underwriters and the tender of the Warrants by your Sponsor. Please revise or show us how you calculated the 25.21% interest.

62. Please provide a table showing the number of shares held by 57th Street, the Sponsor and shares issuable to Crumbs, indicating amounts to be held in escrow and contingent stock consideration as well as the corresponding relative percentage interest in the combined company.

63. Please expand your disclosure to provide a table showing the total consideration to Crumbs pursuant to the Business Combination Agreement in the form of cash and stock based on your closing share price, including the tax benefit payments accrued and Contingent Consideration.

Unaudited Pro Forma Consolidated Statement of Income, page 125

64. We note you have included a column header labeled "Pro Forma Adjustment for Maximum Allowable Tender of Common Stock and Repurchase of Non-Insider Warrants." The header appears to imply common stock is being tendered; however your footnotes, particularly footnotes (8), (11) and (14), indicate your assumption that no common stock will be tendered. Please explain or revise your disclosure on pages 123 and 124 to include clear disclosure regarding your minimum and maximum conversion assumptions and revise your column headers on the pro forma consolidated statement of income and balance sheet to be more consistent with your assumptions.

65. We refer you to the line item interest and other income. Generally, historical interest income on cash held in trust would be eliminated because the income is non-recurring and used to pay costs related to the transaction. Please explain your basis for not eliminating interest income or revise.

66. Please include a footnote demonstrating the impact that the transaction and your minimum and maximum conversion assumptions have on the pro forma weighted average shares outstanding. Please also discuss how the pro forma weighted average shares outstanding and pro forma earnings per share were calculated, including a reconciliation of the historical outstanding shares and per share amounts to pro forma outstanding shares and per share amounts.

67. Please revise to include disclosure explaining your treatment of the 3,900,000 New Crumbs Class B Exchangeable Units in your calculation of diluted earnings per share.

Unaudited Pro Forma Consolidated Balance Sheet, page 126

68. We refer to footnote (2) regarding the deferred financing fees of Crumbs reflected as a reduction of additional paid-in capital. Please explain the nature of these fees, how they relate to the transaction and your basis for reducing paid in capital.

69. Refer to footnote (4). We note you have recorded a payable of $5,575,000 representing 50% of the estimated realizable tax benefit due under the Tax Receivable Agreement whereas your disclosure on page 61 states up to 75% of the amount of the benefits will be paid. Please revise the amount of the payable recorded consistent with your disclosure on page 61, or advise us and revise your disclosure to state, why it is most likely that only 50% will be paid, disclosing the impact if up to 75% of the amount of the benefits is paid.

70. Please explain why you believe it is appropriate to treat your deal expenses reflected in footnote (11) as a deduction to paid in capital rather than as an expense through retained earnings.

71. We refer to footnote (14) regarding the deferral of merger expenses in the amount of $1,196,699 and the minimum cash balance requirement of $16,000,000. To help readers better understand, please explain and expand your disclosure to discuss the basis of the $16,000,000 minimum cash balance, how it was derived and the correlation, if any, to the significant conditions of the Offer, referring to the Maximum Tender Condition and the Cash Condition. Please also explain your basis for the deferral of merger expenses in the amount of $1,196,699, given that these amounts would presumably be paid shortly after the merger.

72. You disclose on page one that you have the right to increase or decrease the Stock Purchase Price and Warrant Purchase Price pursuant to the Offer to Purchase. Please include a sensitivity analysis to the extent the change in prices may produce a different outcome.

Beneficial Ownership of 57th Street Securities, page 132

73. Please disclose in footnote (16) to the table the natural persons who have voting and/or

investment control over the securities held by AQR Capital Management, LLC.

74. Please include a footnote next to Sage Master Investments, Ltd. in the beneficial ownership table to indicate that footnote (17) corresponds to it.

75. Please revise footnote (11) to clarify, if correct, that the amount of Common Shares and Series A Voting Preferred Stock included in the beneficial ownership table for Jason Bauer, Mia Bauer and Victor Bauer do not include one-third of the Common Shares and Series A Voting Preferred Stock, as the case may be, held by Crumbs, Inc. that may be deemed to be beneficially owned by each such individual.

Voting Interests of Existing 57th Street Stockholders Following the Transaction, page 136

76. The last sentence in the first paragraph conflicts with the presentation in the table. Please revise.

77. We note that elsewhere in the Offer to Purchase you disclose that the Crumbs Members will hold 39.15% of the Common Shares assuming no tender of the Common Shares and no exercise of the Warrants. However, you disclose in the table in this subsection that the Crumbs Members will hold 39.74% of the Common Shares in such scenario. Please reconcile the contradictory disclosures.

Certain Relationships and Related Transactions, page 137

78. Please describe, or include a cross-reference to prior descriptions of, the related party agreements that would be in effect immediately after the Merger. For example, please describe the exchange and support, third amended & restated LLC, tax receivables, and registration rights agreements.

Where You Can Find More Information, page 141

79. We note that you incorporate the information contained in your Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in your Current Report on Form 8-K filed on January 10, 2011 by reference. While Instruction 3 to Item 10 of Schedule TO allows you to incorporate the financial statements required by Item 1010(a) of Regulation M-A by reference, you are not eligible to incorporate the disclosure required by Item 13(a) and Item 14(c)(1) of Schedule 14A, which include such financial statements, by reference. Additionally, in your initial public offering prospectus, you stated that "[t]he tender offer documents will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A." Accordingly, please revise throughout the Offer to Purchase to include all the disclosure required by Item 13(a) and Item 14(c)(1) of Schedule 14A, including the financial statements required by such items, and revise the language in the

second and third paragraphs of this section. See Item 13(b) and Item 14(e) of Schedule 14A.

Crumbs Holdings LLC and Subsidiaries Financial Statements, page 143

Note 1. Nature of business and summary of significant accounting policies, page F-6

Property and Equipment, page F-7

80. Please expand the description of your policy to clarify if you depreciate leasehold improvements over the lesser of the estimated useful life of the leasehold improvements or the primary term of the lease and lease renewal options.

Revenue Recognition, page F-8

81. Please revise to include your policy for gift card breakage, addressing the method used to determine the estimated amount of gift card breakage and how you recognize the estimated breakage. Further, please indicate whether your gift cards have expiration dates and whether you are subject to state escheatment laws.

Note 5. Commitments, page F-11

82. Please expand your disclosure of your leasing arrangements to indicate the lease terms, the terms of renewal options, and escalation provisions. Further, please revise to disclose the amount of contingent rentals for each period presented and the basis on which contingent rental payments are determined. Refer to FASB ASC 840-20-50-1 and 840-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP